Exhibit 99.1

AirNet Entered Into Investment Agreement With Unistar Group Holdings Ltd.

HOUSTON, April 6, 2022 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it has entered into an investment agreement (the “Agreement”) with Unistar Group Holdings Ltd. (“Unistar Group”), Mr. Herman Man Guo, the chairman and chief executive officer of the Company, and Ms. Dan Shao, Mr. Guo’s spouse. Pursuant to the Agreement, the Company has agreed to issue (i) 177,953,891 ordinary shares with a par value of US$0.001 per share (each a “Share”), or approximately 100% of the Company’s outstanding Shares prior to closing of the transactions contemplated thereunder, and (ii) warrants to purchase an aggregate of 117,805,476 newly issued Shares (the “Warrants”), to Unistar Group and Northern Shore Group Limited (“Northern Shore”) in exchange for the delivery and transfer of 5,000 ANTMINER S19 and 2,000 INNO A11 computer servers to further expand the Company’s cryptocurrency business.

Pursuant to the Agreement, the Warrants are exercisable in three tranches if and when the market capitalization of the Company equals or exceeds US$500 million, US$1 billion and US$1.5 billion, respectively.

Furthermore, pursuant to the Agreement, Unistar Group shall have the rights to nominate new members of the board of directors of the Company as replacements for the then-existing directors of the Company.

The transactions contemplated under the Agreement are expected to be completed in the first half of 2022, subject to certain closing conditions set forth therein. There is no assurance that the transactions will be completed within the anticipated timeframe, or at all. Shareholders are cautioned not to place undue reliance on this announcement.

Descriptions in this press release of the Agreement, the terms and conditions thereof and the transactions contemplated thereunder are qualified in their entirety by reference to the Agreement, a copy of which is attached as an Exhibit  to the Form 6-K filed by the Company with the SEC on April 6, 2022 and incorporated herein by reference in its entirety.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu

Director, Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com